For Immediate Release

Unilens Announces Extraordinary Meeting Results

LARGO, Fla., Dec. 22 /PRNewswire-FirstCall/ -- Unilens Vision Inc. (OTC Bulletin Board: UVICF; TSX Venture Exchange: UVI) today announced that the shareholders of Unilens Vision Inc. voted overwhelmingly in favor of the resolution to repurchase 2,188,861 of its shares at the extraordinary general meeting of its shareholders held yesterday. Of the 2,361,854 common shares eligible to be voted, 1,154,767 common shares (or 48.9%) were voted at the meeting with 1,141,138 (or 98.8%) voted in favor of the repurchase resolution.

About Unilens Vision Inc. – "The Independent Eye Care Professionals Contact Lens Company"

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets contact lenses primarily under the C-Vue® brand directly to Independent Eye Care Professionals.  Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company's common stock is listed on the OTC Bulletin Board under the symbol "UVICF" as well as the Canadian TSX Venture Exchange under the symbol "UVI".

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company's most recent filings with the SEC and the TSX Venture Exchange.   The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:
Leonard F. Barker at (727) 544-2531